SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For  26 May, 2009

The Governor and Company of the
Bank of Ireland
Head Office
Lower Baggot Street
Dublin 2
Ireland

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

           Form 20-F     X     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

           Yes               No           X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Bank of
Ireland
 announces
e
xecutive management changes

Bank of Ireland has today announced
some changes to its Group structure and the composition of its Senior Executive Team.

Mr. John O'Donovan and Ms. Christine Brennan continue in their current roles as Group Chief Financial Officer and Head of Group HR respectively.

Mr. Denis Donovan remains Chief Executive of Capital Markets Division. This Division consists of Global Markets, Corporate Banking, Asset Management, Security Services and IBI Corporate Finance.

Mr. Des Crowley becomes Chief Executive of a new Division, Retail (Ireland & UK). This Division encompasses the principal activities previously managed within the separate former Retail Financial Services Ireland and UK Financial Services Divisions. These include our extensive branch networks throughout the island of Ireland, Business Banking in Ireland and the UK, mortgages, personal loans, credit cards and day to day banking in Ireland and the UK, Wealth Management in Ireland, and our very successful joint ventures with the UK Post Office
.

Mr. Ronan Murphy
has been appointed to the new role of
Chief
Governance
 Risk Officer
, a position which includes responsibility for overseeing and, as appropriate, managing Regulatory Risk and Relationships, Compliance and Operational Risk, and analysis of overall risk at the Group level. He will also carry responsibility for Group Internal Audit
, Group Legal Services and Group Secretariat.

Mr. Vincent Mulvey will join the Group Executive in a new Group Executive position as
Chief Credit &
Market Risk
 Officer
, responsible for providing strong independent
oversight and management of Credit & Market
risk strategy,
Credit
risk
management information
, Credit & Market risk
 underwriting as
well as
strategic oversight
 and
, as appropriate, the management of certain challenged portfolios.

Mr.
Liam McLoughlin will become
Head of
Group Manufacturing with effect from 1 July 2009,  responsible for supporting the Group's Retail
(
Ireland
 &
UK
)
 and Capital Markets Divisions through the provision
of technology, infrastructural
 and operational supports
. Mr. McLoughlin will succeed Tony Wyatt, who will be leaving the Group following a period of transition.

All

appointments, except for
Head of
Group Manufacturing, are with im
mediate effect.

Des Crowley
, Denis
 Donovan and John O'Donovan
 remain members of the Bank of Ireland Court.

Announcing these
appointments
 Richie
Boucher, Group Chief Executive Officer said
:

"This new structure
will help us enhance our capabilities to serve customers across geographic boundaries whilst generating operating and cost efficiencies
, as well as giving enhanced visibility for and representation at the Group Executive to support our focus on Credit &
 Market Risk and on Governance responsibilities and issues.
"

26
th
 May 2009

Contact details:
Geraldine Deighan
    Head of Group Investor Relations

             +353 1 604 3501
Dan Loughrey

    Head of Group Corporate Communications
    +353 1 604 3833

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

The Governor and Company
of the Bank of Ireland

John B. Clifford
Group Secretary

Date:  26 May, 2009